Exhibit 3.1 (xlv)

CERTIFICATE OF FORMATION

OF

CAROLINE LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company, under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified, and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

FIRST: The name of the limited liability company (hereinafter called the “limited liability company”) is

Caroline LLC

SECOND: The address of the registered office of the limited liability company in the State of Delaware is: c/o Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, Delaware, 19801. The name of its registered agent at such address is The Corporation Trust Company.

Executed on July 2, 2010.

/s/ Aaliyah Castro
Aaliyah Castro
Authorized Person